Sun Life Reports Fourth Quarter and Full Year 2025 Results
The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. ("SLF Inc.") for the period ended December 31, 2025. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with International Financial Reporting Standards ("IFRS"). Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

TORONTO, ON - (February 11, 2026) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the fourth quarter and full year ended December 31, 2025.
•Underlying net income(1) of $1,094 million increased $129 million or 13% from Q4'24 (full year - $4,201 million increased $345 million or 9% from 2024); underlying EPS(1)(2) of $1.96 increased 17% from Q4'24 (full year - $7.45 increased 12% from 2024 ); underlying return on equity ("ROE")(1) was 19.1% (full year - 18.2%).

◦Asset management & wealth underlying net income(1)(3): $534 million, up $48 million or 10% (full year - $1,976 million, up $153 million or 8%).
◦Group - Health & Protection underlying net income(1): $308 million, up $42 million or 16% (full year - $1,248 million, up $52 million or 4%).
◦Individual - Protection underlying net income(1)(4): $362 million, up $52 million or 17% (full year - $1,347 million, up $146 million or 12%).
◦Corporate expenses & other(1)(4): $(110) million net loss, an increase of $(13) million in net loss or 13% (full year - $(370) million net loss, an increase of $(6) million in net loss or 2%).

•Reported net income of $722 million increased $485 million or 205% from Q4'24 (full year - $3,472 million increased $423 million or 14% from 2024); reported EPS(2) of $1.29 increased 215% from Q4'24 (full year - $6.15 increased 17% from 2024); reported ROE(1) was 12.6% (full year - 15.1%).
•Assets under management ("AUM")(1) of $1,605 billion increased $62 billion or 4% from December 31, 2024.

“Sun Life delivered strong fourth quarter performance driven by disciplined execution with underlying net income reaching $1.1 billion, contributing to 17% underlying earnings per share growth over Q4 last year and underlying return on equity of 19.1%,” said Kevin Strain, President and CEO of Sun Life.

“Our diversified strategy combined with our focus on our Client and our Purpose proved its strength and resilience throughout the quarter. We saw robust earnings and sales in Asia, solid wealth sales in Canada, and meaningful progress at SLC Management, which exceeded its Investor Day earnings target. We’re also pleased with the earnings and sales growth in our U.S. stop-loss business."

Strain added, “We closed 2025 with nine percent full year underlying net income growth, strong sales in asset management, wealth, health, and protection, and a 17% increase in New Business Contractual Service Margin. Our LICAT ratio was 157% and we advanced our Medium-Term Objectives with underlying ROE at 18.2%, underlying EPS growth at 12%, and a dividend payout ratio of 47%.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q4'25	Q4'24	2025	2024
Underlying net income ($ millions)(1)	1,094	965	4,201	3,856
Reported net income - Common shareholders ($ millions)	722	237	3,472	3,049
Underlying EPS ($)(1)(2)	1.96	1.68	7.45	6.66
Reported EPS ($)(2)	1.29	0.41	6.15	5.26
Underlying ROE(1)	19.1%	16.5%	18.2%	17.2%
Reported ROE(1)	12.6%	4.0%	15.1%	13.6%

Growth	Q4'25	Q4'24	2025	2024
Asset management gross flows & wealth sales ($ millions)(1)	59,861	60,999	236,911	196,074
Group - Health & Protection sales ($ millions)(1)	1,803	1,270	3,416	2,737
Individual - Protection sales ($ millions)(1)	1,027	743	3,751	2,983
Assets under management ("AUM") ($ billions)(1)(5)	1,605	1,543	1,605	1,543
New business Contractual Service Margin ("CSM") ($ millions)(1)	440	306	1,727	1,473

Financial Strength	Q4'25	Q4'24
LICAT ratios (at period end)(6)
Sun Life Financial Inc.	157%	152%
Sun Life Assurance(7)	140%	146%
Financial leverage ratio (at period end)(1)(8)	23.5%	20.1%

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document and in our Management's Discussion and Analysis ("MD&A") for the period ended December 31, 2025 ("2025 Annual MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Effective Q1'25, the Wealth & asset management business type was renamed to Asset management & wealth.
(4)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(5)Prior period amounts have been updated.
(6)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(7)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(8)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.3 billion as at December 31, 2025 (December 31, 2024 - $10.3 billion).
EARNINGS NEWS RELEASE         Sun Life Financial Inc.     Fourth Quarter 2025    1

Financial and Operational Highlights - Quarterly Comparison (Q4'25 vs. Q4'24)

($ millions)	Q4'25
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Asset management & wealth	534	370	142	—	22	—
Group - Health & Protection	308	—	155	153	—	—
Individual - Protection(3)	362	—	120	57	185	—
Corporate expenses & other(3)	(110)	—	—	—	—	(110)
Underlying net income(1)	1,094	370	417	210	207	(110)
Reported net income (loss) - Common shareholders	722	318	307	133	131	(167)
Change in underlying net income (% year-over-year)	13%	3%	14%	30%	18%	nm(4)
Change in reported net income (% year-over-year)	205%	(2)%	21%	nm(4)	nm(4)	nm(4)
Asset management gross flows & wealth sales(1)	59,861	50,405	7,232	—	2,224	—
Group - Health & Protection sales(1)	1,803	—	95	1,682	26	—
Individual - Protection sales(1)	1,027	—	133	—	894	—
Change in asset management gross flows & wealth sales (% year-over-year)	(2)%	(7)%	46%	—	8%	—
Change in group sales (% year-over-year)	42%	—	8%	45%	24%	—
Change in individual sales (% year-over-year)	38%	—	(6)%	—	49%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2025 Annual MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the 2025 Annual MD&A.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)Not meaningful.

Underlying net income(1) of $1,094 million increased $129 million or 13% from prior year, driven by:

•Asset management & wealth(1) up $48 million: Improved credit experience and fee income in Canada wealth, higher fee income, net of expenses, in MFS(2), and higher fee-related earnings, offset by lower net seed investment income, in SLC Management.
•Group - Health & Protection(1) up $42 million: Improved U.S. medical stop-loss morbidity experience and business growth in Canada, partially offset by higher distribution costs in U.S. Group Benefits.
•Individual - Protection(1)(3) up $52 million: Business growth, favourable mortality experience and higher investment earnings in Asia, and favourable mortality experience in the U.S., partially offset by lower contributions from joint ventures in Asia.
•Corporate expenses & other(1)(3) $(13) million increase in net loss reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net income of $722 million increased $485 million or 205% from prior year, driven by:

•Changes in tax-exempt investment income primarily in Corporate(4) reflecting higher losses in the prior year;
•The increase in underlying net income; and
•The prior year impacts from an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam and a provision in U.S. Dental; partially offset by
•Unfavourable ACMA(5) impacts.
•Market-related impacts were in line with the prior year as favourable equity market impacts and improved real estate experience(6) were offset by unfavourable other market-related and interest rate impacts.

Underlying ROE was 19.1% and reported ROE was 12.6% (Q4'24 - 16.5% and 4.0%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 157%.

(1)Refer to section C - Profitability in this document for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the 2025 Annual MD&A.
(2)MFS Investment Management ("MFS").
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)Q4'25 results reflect lower than expected tax-exempt investment income of $49 million (Q4'24 - lower than expected tax-exempt investment income of $234 million).
(5)Assumption Changes and Management Actions ("ACMA").
(6)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
2    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in asset management
Asset Management underlying net income of $370 million increased $10 million or 3% from prior year, driven by:

•MFS up $11 million (up $8 million on a U.S. dollar basis): Higher fee income from higher average net assets ("ANA") partially offset by higher expenses. Pre-tax net operating profit margin(1) was 40.0% for Q4'25, compared to 40.5% in the prior year.
•SLC Management down $1 million: Higher fee-related earnings offset by lower net seed investment income. Fee-related earnings(1) increased 25% driven by capital raising and higher property management fees. Fee-related earnings margin(1) was 27.5% for Q4'25, compared to 23.0% in the prior year.

Reported net income of $318 million decreased $8 million or 2% from prior year.

Foreign exchange translation led to a decrease of $1 million in underlying net income and reported net income, respectively.

Asset Management gross flows(2) decreased $3.6 billion or 7% , driven by lower gross flows in SLC Management partially offset by higher gross flows in MFS.

Total AUM(1) at Q4'25 was $1,154 billion (Q4'24 - $1,121 billion), consisting of $894 billion (US$651 billion) in MFS (Q4'24 - $871 billion and US$606 billion, respectively) and $260 billion in SLC Management (Q4'24 - $250 billion). Total Asset Management net outflows of $19.5 billion in Q4'25 (Q4'24 - net outflows of $14.3 billion) reflected MFS net outflows of $25.4 billion (US$18.2 billion) (Q4'24 - net outflows of $28.5 billion and US$20.4 billion, respectively) from retail net outflows reflecting continued outflows in U.S. equity markets by retail investors, and institutional portfolio rebalancing, partially offset by SLC Management net inflows of $5.9 billion (Q4'24 - net inflows of $14.1 billion) from capital raising.

Effective January 1, 2026, we extended and formalized our asset management pillar in Sun Life Asset Management. In addition to MFS and SLC Management, Sun Life Asset Management includes Sun Life's stake in Aditya Birla Sun Life Asset Management, previously part of the Asia business segment, as well as Sun Life's pension risk transfer business, previously part of the Canada business segment. This new structure will help accelerate growth between our asset management, insurance, and wealth businesses and drive strategic partnerships to the benefit of our Clients. Effective January 1, 2026, Sun Life's asset management financial results will reflect this new structure.

MFS is focused on meeting Client needs by providing a diverse range of investment products. MFS continued to experience solid fixed income fund performance, generating net inflows(1) of US$5.5 billion for this asset class in the year.

BentallGreenOak (“BGO”) closed its inaugural U.S. Industrial Strategies fund, bolstered by data centre co-investment, raising US$800 million in the fourth quarter. This fund reflects BGO’s ability to deliver the next generation of digital infrastructure and energy-intensive logistics facilities. In addition, BGO and Stoneweg Spain(3) have launched a strategic joint venture to deliver modern, flexible, and sustainable living solutions, with a planned total investment of €500 million.

InfraRed Capital Partners (“InfraRed”) launched a digital infrastructure vehicle with Pantheon, a leading global private markets investor, to invest in the data centre and telecommunications towers sectors in Europe, North America, and Australasia, highlighting InfraRed's digital experience. InfraRed also made a majority investment in NxN Data Centers, a next generation data centre platform based in Spain, to deliver best-in-class data centre infrastructure in a fast-growing digital landscape.

For the second year in a row, the SLC Management team won the 2025 Insurance Investor North American Award for Health Insurance Provider Investment Strategy of the Year, reflecting our team’s dedication to building thoughtful and resilient investment strategies with our Clients.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $417 million increased $51 million or 14% from prior year, driven by:

•Asset management & wealth up $41 million: Improved credit experience and higher fee income from higher AUM.
•Group - Health & Protection up $2 million: Business growth and favourable mortality experience mostly offset by less favourable morbidity experience.
•Individual - Protection up $8 million: Favourable insurance experience.

Reported net income of $307 million increased $54 million or 21% from prior year, driven by the increase in underlying net income and market-related impacts primarily reflecting improved interest rate impacts partially offset by unfavourable other market-related impacts.

Canada's sales(2):

•Asset management gross flows & wealth sales of $7 billion were up 46%, driven by Group Retirement Services ("GRS") and higher mutual fund sales in Individual Wealth. GRS sales reflect strong defined benefit solution sales combined with timing of large case sales compared to the prior year, higher defined contribution sales from large case sales, and increased rollover volumes.
•Group - Health & Protection sales of $95 million were up 8%, reflecting higher health product sales.
•Individual - Protection sales of $133 million were down 6%, reflecting a combination of lower participating life sales and strong non-participating life sales.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2025 Annual MD&A.
(2)Compared to the prior year.
(3)Stoneweg is a global alternative investment group specialized in real estate, headquartered in Geneva, Switzerland, and part of SWI Group.
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In Individual Insurance, we maintained the leading market position in life and health for five consecutive years(1). Our momentum in non-participating products continued, with gross sales up 10% in 2025 compared to the prior year. Sun Life was also named Life and Health Insurer of the Year at the tenth annual Insurance Business Canada Awards, recognizing our commitment to delivering innovative solutions and exemplary Client service.

In Sun Life Health, we led the market in total sales(2). Our 2025 sales were up 15% compared to the prior year, reflecting growth in large case Clients. In the fourth quarter, we launched a program to expand access to virtual healthcare for underserved communities across Canada, helping more Canadians to get the care they need. Through partnerships with Families Canada, United Way Greater Toronto, and Centraide of Greater Montreal, more than 10,000 participants will receive no-cost care through Dialogue, a leading virtual healthcare and wellness platform in Canada.

U.S.: A leader in health and benefits
U.S. underlying net income of US$150 million increased US$35 million or 30% ($210 million increased $49 million or 30%) from prior year, driven by:

•Group - Health & Protection up US$27 million: Higher Group Benefits results primarily reflecting improved medical stop-loss morbidity experience, partially offset by higher distribution costs.
•Individual - Protection up US$8 million: Favourable mortality experience.

Reported net income was US$93 million compared to reported net loss of US$1 million in the prior year (reported net income was $133 million compared to reported net loss of $7 million in the prior year), driven by the increase in underlying net income, market-related impacts primarily reflecting improved interest rate impacts, and a prior year provision in Dental, partially offset by DentaQuest acquisition, integration and restructuring costs.

Foreign exchange translation had no significant impact to the change in underlying net income and reported net income, respectively.

U.S. group sales of US$1,206 million were up 45% ($1,682 million, up 45%), primarily driven by medical stop-loss and large case employee benefits sales in Group Benefits, and higher Medicaid sales in Dental.

We continue to make benefits easier and more accessible through new digital capabilities and improved automation. In the fourth quarter, we collaborated with Pasito, an AI-powered platform that connects with more than 200 payroll providers to deliver personalized benefits guidance. This helps members choose plans that fit their needs, their budgets and best complement their health coverage, driving better engagement and member decision making.

We also streamlined the Supplemental Health claims process, strengthening straight-through processing and delivering more automated claims integration this year. These changes improved Client satisfaction(3) scores by 20 points in 2025 and enabled faster claims payments to members by 55% year-over-year, even as claim volumes rose by more than 70% during the same time period.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $207 million increased $32 million or 18% from prior year, driven by:

•Asset management & wealth down $3 million: Lower fee income related to the transitioning of the administration business to the centralized eMPF platform in Hong Kong.
•Individual - Protection(4) up $35 million: Continued strong sales momentum and in-force business growth across most markets, favourable mortality experience in High Net Worth, higher investment earnings, and lower expenses, partially offset by lower contributions from joint ventures and unfavourable credit experience.

Reported net income of $131 million increased $120 million from prior year, driven by the increase in underlying net income and a prior year impairment charge on an intangible asset related to bancassurance in Vietnam, partially offset by unfavourable market-related and ACMA impacts. The market-related impacts were primarily from unfavourable interest rate and other market-related impacts, partially offset by improved equity market impacts.

Foreign exchange translation led to a decrease of $2 million in underlying net income and a decrease of $1 million in reported net income.

(1)Life Insurance Marketing and Research Association ("LIMRA") Market Share based on annualized premiums and 10% excess premium as of Q3’25, on a year-to-date basis.
(2)LIMRA Market Share based on sales as of Q3’25, on a year-to-date basis.
(3)Client satisfaction scores ("CSAT") are sourced from regular monthly surveys of Clients who have recently used our Supplemental Health products. The CSAT score is the overall satisfaction score where claimants were "very satisfied" with their claims experience as of November 2025.
(4)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
4    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

Asia's sales(1):

•Individual sales of $894 million were up 49%, driven by:
◦Higher sales in Hong Kong from growth across all channels; and
◦Higher sales in India and Indonesia primarily from the bancassurance channel; partially offset by
◦Lower sales in High Net Worth from the broker channel.
•Asset management gross flows & wealth sales of $2 billion were up 8%, driven by higher fixed income and equity fund sales in India, partially offset by lower fixed income fund sales in the Philippines.

New business CSM of $300 million in Q4'25 was up from $201 million in the prior year, driven by higher sales in Hong Kong. Despite strong competition, Hong Kong maintained strong margins, although reduced from the prior year.

We remain committed to improving the Client experience through enhanced digital capabilities. In Malaysia, Clients benefitted from a faster onboarding experience, with almost two-thirds of our Clients receiving automated underwriting decisions within two hours. In Indonesia, we introduced automated claims features, delivering a faster and more efficient claims process for our Clients, with digital submissions rising approximately eight percentage points from the prior year. We also launched Digital Check-In within our Client Service Centres, an online booking service which helps to reduce service centre wait times.

In December, we expanded our reach to our High-Net-Worth ("HNW") Clients by opening an office in the Dubai International Financial Centre.
Corporate
Underlying net loss was $110 million compared to underlying net loss of $97 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net loss was $167 million compared to reported net loss of $346 million in the prior year, driven by changes in tax-exempt investment income(2) reflecting higher losses in the prior year, partially offset by the change in underlying net loss.

In 2025, Sun Life was re-certified as a Great Place to Work® in Canada, the U.S., Vietnam, the Philippines, Indonesia, Malaysia, Singapore, India, and Ireland. SLC Management was also named one of Pensions & Investments(3) 2025 Best Places to Work in Money Management for the sixth year in a row. These recognitions affirm our commitment to creating an environment where employees feel valued, supported, and inspired to reach their full potential, and motivated and equipped to excel in creating lasting value for our Clients.

Foreign exchange translation had no significant impact to the change in underlying net income and led to an increase of $3 million in reported net income.

(1)Compared to the prior year.
(2)Q4'25 results reflect lower than expected tax-exempt investment income of $44 million (Q4'24 - lower than expected tax-exempt investment income of $234 million).
(3)Pensions & Investments, a global news source of money management.
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6    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2025, Sun Life had total assets under management of $1.60 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results
Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, U.S., Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.
Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section H - Non-IFRS Financial Measures in this document, section M - Non-IFRS Financial Measures in our 2025 Annual MD&A, and the Supplementary Financial Information package on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section I - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the Annual and Interim MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2025. These documents are filed with securities regulators in Canada and are available at www.sedarplus.ca. SLF Inc.'s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s Interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    7

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q4'25	Q3'25	Q4'24	2025	2024
Net income (loss)
Underlying net income (loss)(1)	1,094	1,047	965	4,201	3,856
Reported net income (loss) - Common shareholders	722	1,106	237	3,472	3,049
Diluted earnings per share ("EPS") ($)
Underlying EPS (diluted)(1)	1.96	1.86	1.68	7.45	6.66
Reported EPS (diluted)	1.29	1.97	0.41	6.15	5.26
Return on equity ("ROE") (%)
Underlying ROE(1)	19.1%	18.3%	16.5%	18.2%	17.2%
Reported ROE(1)	12.6%	19.3%	4.0%	15.1%	13.6%

Growth	Q4'25	Q3'25	Q4'24	2025	2024
Sales
Asset management gross flows & wealth sales(1)	59,861	62,117	60,999	236,911	196,074
Group - Health & Protection sales(1)	1,803	498	1,270	3,416	2,737
Individual - Protection sales(1)	1,027	987	743	3,751	2,983
Total assets under management ($ billions)(1)(2)	1,604.9	1,623.5	1,542.6	1,604.9	1,542.6
New business Contractual Service Margin ("CSM")(1)	440	446	306	1,727	1,473

Financial Strength	Q4'25	Q3'25	Q4'24
LICAT ratios
Sun Life Financial Inc.	157%	154%	152%
Sun Life Assurance(3)	140%	138%	146%
Financial leverage ratio(1)(4)	23.5%	21.6%	20.1%
Book value per common share ($)	40.25	40.86	40.63
Weighted average common shares outstanding for basic EPS (millions)	556	561	575
Closing common shares outstanding (millions)	554	558	574

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Prior period amounts have been updated.
(3)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(4)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.3 billion as at December 31, 2025 (September 30, 2025 - $11.2 billion; December 31, 2024 - $10.3 billion).

8    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

C. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; see section E - Contractual Service Margin in this document for more information.

	Quarterly results
($ millions, after-tax)	Q4'25	Q3'25	Q4'24
Underlying net income (loss) by business type(1):
Asset management & wealth	534	500	486
Group - Health & Protection	308	284	266
Individual - Protection(2)	362	361	310
Corporate expenses & other(2)	(110)	(98)	(97)
Underlying net income(1)	1,094	1,047	965
Add: Market-related impacts	(179)	(14)	(179)
Assumption changes and management actions ("ACMA")	(31)	(13)	11
Other adjustments	(162)	86	(560)
Reported net income - Common shareholders	722	1,106	237
Underlying ROE(1)	19.1%	18.3%	16.5%
Reported ROE(1)	12.6%	19.3%	4.0%
Notable items attributable to reported and underlying net income(1):
Mortality	55	30	10
Morbidity	17	(28)	(22)
Lapse and other policyholder behaviour ("policyholder behaviour")	1	(4)	—
Expenses	(42)	(9)	(10)
Net Credit(3)	14	(13)	(6)
Other(4)	24	29	16

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2025 Annual MD&A.
(2)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(3)Credit includes rating changes on assets measured at Fair value through profit or loss ("FVTPL"), and the Expected credit loss ("ECL") impact for assets measured at Fair value through other comprehensive income ("FVOCI"). Effective Q1'25, the release of credit risk adjustments, which are reported in Expected Investment Earnings in the Driver of Earnings analysis, are included in this balance. Prior period amounts reflect current presentation.
(4)Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section H - Non-IFRS Financial Measures in this document.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    9

Quarterly Comparison - Q4'25 vs. Q4'24
Underlying net income(1) of $1,094 million increased $129 million or 13%, driven by:

•Asset management & wealth(1) up $48 million: Improved credit experience and fee income in Canada wealth, higher fee income, net of expenses, in MFS, and higher fee-related earnings, offset by lower net seed investment income, in SLC Management.
•Group - Health & Protection(1) up $42 million: Improved U.S. medical stop-loss morbidity experience and business growth in Canada, partially offset by higher distribution costs in U.S. Group Benefits.
•Individual - Protection(1)(2) up $52 million: Business growth, favourable mortality experience and higher investment earnings in Asia, and favourable mortality experience in the U.S., partially offset by lower contributions from joint ventures in Asia.
•Corporate expenses & other(1)(2) $(13) million increase in net loss reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net income of $722 million increased $485 million or 205%, driven by:

•Changes in tax-exempt investment income primarily in Corporate(3) reflecting higher losses in the prior year;
•The increase in underlying net income; and
•The prior year impacts from an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam and a provision in U.S. Dental; partially offset by
•Unfavourable ACMA impacts.
•Market-related impacts were in line with the prior year as favourable equity market impacts and improved real estate experience were offset by unfavourable other market-related and interest rate impacts.

Underlying ROE was 19.1% and reported ROE was 12.6% (Q4'24 - 16.5% and 4.0%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(4). Market-related impacts resulted in a decrease of $179 million to reported net income, primarily driven by other market-related and interest rate impacts, and real estate experience.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was a decrease of $31 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included various small enhancements. For additional details refer to "Assumption Changes and Management Actions by Type" in section E - Contractual Service Margin in this document.

3.Other adjustments
Other adjustments decreased reported net income by $162 million, driven by:

•DentaQuest acquisition, integration and restructuring costs and amortization of acquired intangible assets;
•Lower than expected tax-exempt investment income primarily in Corporate(3); and
•Changes in SLC Management's acquisition-related liabilities(5).

4.Experience-related items
In the fourth quarter of 2025, notable experience items included:

•Favourable mortality experience in Canada, the U.S. and Asia;
•Favourable morbidity experience in Canada partially offset by unfavourable morbidity experience in the U.S..;
•Unfavourable expense experience primarily in the U.S. reflecting claims volumes in Dental and distribution costs in Group Benefits;
•Net credit was favourable primarily from Canada and the U.S.; and
•Other experience was favourable primarily from the U.S., Asia, and Canada.

(1)Refer to section H - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(2)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(3)Q4'25 results reflect lower than expected tax-exempt investment income of $49 million (Q4'24 - lower than expected tax-exempt investment income of $234 million).
(4)Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(5)Amounts primarily relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, Crescent Capital Group LP and Advisors Asset Management, Inc., which include the unwinding of the discount for Other financial liabilities.
10    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

5. Income taxes
The statutory tax rate is impacted by various items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt investment income, and other sustainable tax benefits.

The 2025 Canadian Federal Budget, which was announced on November 4, 2025, proposed changes clarifying that investment income supporting Canadian insurance risks is taxable in Canada, even when derived from assets held by a foreign affiliate of a Canadian insurance company. This proposed legislation would apply to Sun Life effective January 1, 2026 and is not expected to have a material impact on our consolidated financial statements when it becomes enacted.

On July 4, 2025, the United States Congress enacted the 2025 Budget Reconciliation Act, which introduced several tax provisions, including amendments to the Internal Revenue Code section governing the deductibility of executive compensation. Certain provisions apply to Sun Life, however they are not expected to have a material impact on our consolidated financial statements.

The Q4'25 effective income tax rate(1) on underlying net income and reported net income was 21.3% and 28.1% respectively.

6. Impacts of foreign exchange translation
Foreign exchange translation led to a decrease of $3 million in underlying net income and had no significant impact to the change in reported net income.

(1)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 19 in our 2025 Annual Consolidated Financial Statements. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section H - Non-IFRS Financial Measures in this document, and the associated income tax expense.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    11

D. Growth
1. Sales and Gross Flows

	Quarterly results
($ millions)	Q4'25	Q3'25	Q4'24
Asset management gross flows & wealth sales by business segment(1)
Asset Management gross flows	50,405	55,848	54,008
Canada asset management gross flows & wealth sales	7,232	4,076	4,938
Asia asset management gross flows & wealth sales	2,224	2,193	2,053
Total asset management gross flows & wealth sales(1)	59,861	62,117	60,999
Group - Health & Protection sales by business segment(1)
Canada	95	98	88
U.S.	1,682	375	1,161
Asia(2)	26	25	21
Total group sales(1)	1,803	498	1,270
Individual - Protection sales by business segment(1)
Canada	133	130	142
Asia	894	857	601
Total individual sales(1)	1,027	987	743
CSM - Impact of new insurance business ("New business CSM")(1)	440	446	306

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2025 Annual MD&A.

Total asset management gross flows & wealth sales decreased $1.1 billion or 2% year-over-year ($0.9 billion(1) or 1%(1), excluding foreign exchange translation).

•Asset Management gross flows decreased $3.5 billion(1) or 6%(1), driven by lower gross flows in SLC Management partially offset by higher gross flows in MFS.
•Canada asset management gross flows & wealth sales increased $2.3 billion or 46%, driven by GRS and higher mutual fund sales in Individual Wealth. GRS sales reflect strong defined benefit solution sales combined with timing of large case sales compared to the prior year, higher defined contribution sales from large case sales, and increased rollover volumes.
•Asia asset management gross flows & wealth sales increased $0.3 billion(1) or 12%(1), driven by higher fixed income and equity fund sales in India, partially offset by lower fixed income fund sales in the Philippines.

Total group health & protection sales increased $533 million or 42% from prior year ($540 million(1) or 43%(1), excluding foreign exchange translation).

•Canada group sales increased $7 million or 8%, reflecting higher health product sales.
•U.S. group sales increased $527 million(1) or 45%(1), primarily driven by medical stop-loss and large case employee benefits sales in Group Benefits, and higher Medicaid sales in Dental.

Total individual protection sales increased $284 million or 38% from prior year ($294 million(1) or 40%(1), excluding foreign exchange translation).

•Canada individual sales decreased $9 million or 6%, reflecting a combination of lower participating life sales and strong non-participating life sales.
•Asia individual sales increased $303 million(1) or 50%(1), driven by:
◦Higher sales in Hong Kong from growth across all channels; and
◦Higher sales in India and Indonesia primarily from the bancassurance channel; partially offset by
◦Lower sales in High Net Worth from the broker channel.

New business CSM represents growth derived from sales activity in the period. The impact of new insurance business resulted in a $440 million increase in CSM, compared to $306 million in the prior year, driven by higher sales primarily in Hong Kong. Despite strong competition, Hong Kong maintained strong margins, although reduced from the prior year.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
H - Non-IFRS Financial Measures in this document.
12    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and third-party assets managed by the Company. Third-party AUM is comprised of institutional and managed funds, as well as other AUM related to our joint ventures.

	Quarterly results
($ millions)	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24
Assets under management(1)(2)
General fund assets	231,889	230,034	220,671	223,310	221,935
Segregated funds	166,566	164,895	155,616	149,650	148,786
Third-party assets under management(1)
Retail	666,852	679,905	647,193	645,183	648,515
Institutional, managed funds and other	591,829	601,126	567,290	579,587	568,437
Total third-party AUM(1)	1,258,681	1,281,031	1,214,483	1,224,770	1,216,952
Consolidation adjustments(2)	(52,272)	(52,497)	(49,564)	(46,092)	(45,057)
Total assets under management(1)(2)	1,604,864	1,623,463	1,541,206	1,551,638	1,542,616

(1)Represents a non-IFRS financial measure. See section H - Non-IFRS Financial Measures in this document.
(2)Prior period amounts have been updated.

AUM increased $62.2 billion or 4% from December 31, 2024, primarily driven by:

(i)favourable market movements on the value of segregated, retail, institutional and managed funds of $141.0 billion;
(ii)an increase in AUM of general fund assets of $10.0 billion, primarily driven by net fair value growth from changes in interest rates and credit spreads, and business growth and capital activities, partially offset by unfavourable impacts from foreign exchange translation; and
(iii)an increase of $5.0 billion primarily from business growth; partially offset by
(iv)a decrease of $49.2 billion from foreign exchange translation (excluding the impacts of general fund assets);
(v)net outflows from segregated funds and third-party AUM of $36.9 billion; and
(vi)Client distributions of $7.6 billion.

Segregated fund and third-party AUM net outflows of $20.2 billion during the quarter were comprised of:

($ billions)	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24
Net flows for Segregated fund and Third-party AUM:
MFS	(25.4)	(1.2)	(19.8)	(11.6)	(28.5)
SLC Management	5.9	5.2	4.1	2.9	14.1
Canada, Asia and other	(0.7)	(0.4)	1.8	2.3	0.8
Total net flows for Segregated fund and Third-party AUM	(20.2)	3.6	(13.9)	(6.4)	(13.6)

Third-Party AUM increased by $41.7 billion or 3% from December 31, 2024, primarily driven by:

(i)favourable market movements of $132.2 billion; and
(ii)an increase of $5.0 billion primarily from business growth; partially offset by
(iii)foreign exchange translation of $50.8 billion;
(iv)net outflows of $37.0 billion; and
(v)Client distributions of $7.6 billion.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    13

E. Contractual Service Margin
Contractual Service Margin represents a source of stored value for future insurance profits and qualifies as available capital for LICAT purposes. CSM is a component of insurance contract liabilities. The following table shows the change in CSM including its recognition into net income in the period, as well as the growth from new insurance sales activity.

	For the full year ended	For the full year ended
($ millions)	December 31, 2025	December 31, 2024
Beginning of Period	13,366	11,786
Impact of new insurance business(1)	1,727	1,473
Expected movements from asset returns & locked-in rates(1)	774	703
Insurance experience gains/losses(1)	(88)	(77)
CSM recognized for services provided	(1,263)	(1,135)
Organic CSM Movement(1)(2)	1,150	964
Impact of markets & other(1)	275	124
Impact of change in assumptions(1)	49	30
Currency impact	(348)	462
Total CSM Movement	1,126	1,580
Contractual Service Margin, End of Period(3)	14,492	13,366

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Organic CSM movement is a component of both total CSM movement and organic capital generation.
(3)Total company CSM presented above is comprised of CSM on Insurance contracts issued of $14,166 million (December 31, 2024 - $13,028 million), net of CSM Reinsurance contracts held of $(326) million (December 31, 2024 - $(338) million).

Total CSM ended Q4'25 at $14.5 billion, an increase of $1.1 billion or 8% from December 31, 2024:

•Organic CSM movement was driven by the impact of new insurance business, reflecting strong sales and profit margins in Asia, primarily in Hong Kong, and individual protection sales in Canada.
•Unfavourable insurance experience in Canada and the U.S.
•Favourable impact of markets and other driven by interest and equity experience.
•Impact of change in assumptions include the favourable impact of mortality updates in Canada and model refinements across all business groups, partially offset by unfavourable policyholder behaviour and expense updates.
•Unfavourable currency impacts primarily in Asia.

14    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

Assumption Changes and Management Actions by Type
The impact on CSM of ACMA is attributable to insurance contracts and related impacts under the general measurement approach ("GMA") and variable fee approach ("VFA"). For insurance contracts measured under the GMA, the impacts flow through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates. The following table sets out the impacts of ACMA on our reported net income and CSM for the three months ended December 31, 2025.

For the three months ended December 31, 2025
($ millions)	Reported net income impacts (After-tax)(1)(2)	Deferred in CSM (Pre-tax)(2)(3)(4)	Comments
Mortality/morbidity	—	(10)	Minor updates.
Policyholder behaviour	2	1	Minor updates.
Expense	—	(9)	Minor updates.
Financial	(17)	3	Minor updates.
Modelling enhancement and other	(16)	(55)	Various enhancements and methodology changes.
Total impact of change in assumptions	(31)	(70)

(1)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders.
(2)CSM is shown on a pre-tax basis as it reflects the changes in our insurance contract liabilities, while reported net income is shown on a post-tax basis to reflect the impact on capital.
(3)The impact of change in assumptions in the CSM rollforward of $49 million is comprised of $(6) million for the three months ended March 31, 2025, $(14) million for the three months ended June 30, 2025, $139 million for the three months ended September 30, 2025, and $(70) million for the three months ended December 31, 2025, as referenced in the table above.
(4)Total impact of change in assumptions represents a non-IFRS financial measure for amounts deferred in CSM. For more details, see section
M - Non-IFRS Financial Measures in the 2025 Annual MD&A.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    15

F. Financial Strength

($ millions, unless otherwise stated)	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24
LICAT ratio(1)
Sun Life Financial Inc.	157%	154%	151%	149%	152%
Sun Life Assurance	140%	138%	141%	141%	146%
Capital
Subordinated debt	8,171	7,176	6,180	6,179	6,179
Innovative capital instruments(2)	200	200	200	200	200
Equity in the participating account	696	644	600	547	496
Non-controlling interests	264	289	61	74	76
Preferred shares and other equity instruments	2,239	2,239	2,239	2,239	2,239
Common shareholders' equity(3)	22,293	22,817	22,284	23,179	23,318
Contractual Service Margin(4)	14,492	14,406	13,675	13,619	13,366
Total capital	48,355	47,771	45,239	46,037	45,874
Financial leverage ratio(4)(5)	23.5%	21.6%	20.4%	20.1%	20.1%
Dividend
Underlying dividend payout ratio(5)	47%	47%	49%	46%	50%
Dividends per common share ($)	0.920	0.880	0.880	0.840	0.840
Book value per common share ($)	40.25	40.86	39.57	40.84	40.63

(1)Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), see section J - Capital and Liquidity Management in the 2025 Annual MD&A.
(3)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(4)The calculation for the financial leverage ratio was updated to include the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.3 billion as at December 31, 2025 (September 30, 2025 - $11.2 billion; June 30, 2025 - $10.6 billion; March 31, 2025 - $10.5 billion; December 31, 2024 - $10.3 billion).
(5)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.

1. Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline.

SLF Inc.'s LICAT ratio of 157% as at December 31, 2025 increased five percentage points compared to December 31, 2024, driven by organic capital generation and subordinated debt issuance, partially offset by shareholder dividend payments, share buybacks, M&A(1) activity, and scenario switches.

Sun Life Assurance's LICAT ratio of 140% as at December 31, 2025 decreased six percentage points compared to December 31, 2024, driven by organic capital generation more than offset by dividend payments to SLF Inc., M&A activity, and scenario switches.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

(1)Mergers & Acquisitions ("M&A").
16    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

2. Capital
Our total capital consists of subordinated debt and other capital instruments, CSM, equity in the participating account and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at December 31, 2025, our total capital was $48.4 billion, an increase of $2.5 billion compared to December 31, 2024. The increase to total capital included reported net income of $3,472 million, an increase of $1,126 million in CSM, the issuance of $1,000 million principal amount of Series 2025-1 Subordinated Unsecured 4.14% Fixed/Floating Debentures and the issuance of $1,000 million principal amount of Series 2025-2 Subordinated Unsecured 4.56% Fixed/Floating Debentures, which are detailed below, net unrealized gains on FVOCI assets of $255 million, and non-controlling interests of $221 million reflecting our increased ownership interest in Bowtie(1). This was partially offset by the payment of $1,975 million of dividends on common shares of SLF Inc. ("common shares"), a decrease of $1,707 million from the repurchase and cancellation of common shares, which is detailed below, and unfavourable impacts from foreign exchange translation of $899 million included in other comprehensive income (loss) ("OCI").

In Q4'25, organic capital generation(2) was $651 million, which measures the change in capital, net of dividends, above LICAT requirements excluding the impacts of markets and other non-recurring items. Organic capital generation was driven by underlying net income and new business CSM, partially offset by shareholder dividend payments.

Our capital and liquidity positions remain strong with a LICAT ratio of 157% at SLF Inc., a financial leverage ratio of 23.5%(2) and $2.4 billion in cash and other liquid assets(2) as at December 31, 2025 in SLF Inc.(3) (December 31, 2024 - $1.4 billion).

Capital Transactions
On June 30, 2025, 2,664,916 of the 4,982,669 Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares") were converted into Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") on a one-for-one basis and 1,400 of its 6,217,331 Series 8R Shares were converted into Series 9QR Shares on a one-for-one basis. As a result, as of June 30, 2025, SLF Inc. has 8,880,847 Series 8R Shares and 2,319,153 Series 9QR Shares issued and outstanding.

On September 11, 2025, SLF Inc. issued $1 billion principal amount of Series 2025-1 Subordinated Unsecured 4.14% Fixed/Floating Debentures due 2037 (the "September 2025 Debenture Offering"). On December 3, 2025, SLF Inc. issued $1 billion principal amount of Series 2025-2 Subordinated Unsecured 4.56% Fixed/Floating Debentures due 2040 (the "December 2025 Debenture Offering"). The net proceeds from the September 2025 Debenture Offering and the December 2025 Debenture Offering will be used for general corporate purposes, which may include supporting the acquisition of SLF Inc.'s remaining interests in the SLC Management affiliates BentallGreenOak and Crescent Capital Group LP, investments in subsidiaries, repayment of indebtedness and other strategic investments.

Normal Course Issuer Bids
On August 29, 2024, SLF Inc. commenced a normal course issuer bid, which was in effect until June 6, 2025 (the "2024 NCIB").

On June 4, 2025, SLF Inc. announced that OSFI and the Toronto Stock Exchange (“TSX”) had approved its previously announced early renewal of its normal course issuer bid. As of June 4, 2025, SLF Inc. had purchased on the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms 14,429,085 of the 15,000,000 common shares that it was authorized to repurchase under the 2024 NCIB. Under SLF Inc.'s renewed normal course issuer bid (the "2025 NCIB"), it is permitted to purchase up to 10,570,915 common shares, being equal to the remaining 570,915 common shares that it had not repurchased under the 2024 NCIB plus an additional 10,000,000 common shares. The 2025 NCIB commenced on June 9, 2025 and will continue until May 21, 2026 or such earlier date as SLF Inc. may determine. Any common shares purchased by SLF Inc. pursuant to the 2025 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

Shares purchased and subsequently cancelled under both bids were as follows:

	Quarterly results		Year-to-date		Aggregate(1)
	Q4'25		2025
	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)
2024 NCIB (ended June 6, 2025)	—	—	10.6	863	14.4	1,172
2025 NCIB	4.7	392	10.1	844	10.1	844
Total	4.7	392	20.7	1,707

(1)Represents the balance of common shares purchased and subsequently cancelled under the life of the normal course issuer bid to-date.
(2)Excludes the impact of excise tax on net repurchases of equity.

(1)On July 15, 2025, we acquired an additional interest in Bowtie Life Insurance Company Limited ("Bowtie"), which increased our ownership interest, excluding dilution, by approximately 11% and resulted in a total ownership interest of 55.8%. Total consideration was cash of $55 million. For additional information, refer to Note 3 of our 2025 Annual Consolidated Financial Statements.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(3)SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    17

G. Performance by Business Segment

	Quarterly results
($ millions)	Q4'25	Q3'25	Q4'24
Underlying net income (loss)(1)
Asset Management	370	350	360
Canada	417	422	366
U.S.	210	147	161
Asia	207	226	175
Corporate	(110)	(98)	(97)
Total underlying net income (loss)(1)	1,094	1,047	965
Reported net income (loss) - Common shareholders
Asset Management	318	316	326
Canada	307	414	253
U.S.	133	98	(7)
Asia	131	373	11
Corporate	(167)	(95)	(346)
Total reported net income (loss) - Common shareholders	722	1,106	237

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2025 Annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.
18    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

1. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q4'25	Q3'25	Q4'24
Underlying net income(1)	370	350	360
Add: Market-related impacts	(16)	(2)	(14)
MFS shares owned by management	1	(3)	—
Acquisition, integration and restructuring(2)(3)	(19)	(21)	(14)
Intangible asset amortization	(7)	(8)	(6)
Other	(11)	—	—
Reported net income - Common shareholders	318	316	326
Assets under management (C$ billions)(1)	1,154.0	1,175.8	1,121.3
Gross flows (C$ billions)(1)	50.4	55.8	54.0
Net flows (C$ billions)(1)	(19.5)	4.0	(14.3)
MFS (C$ millions)
Underlying net income(1)	312	296	301
Add: MFS shares owned by management	1	(3)	—
Other	(11)	—	—
Reported net income - Common shareholders	302	293	301
Assets under management (C$ billions)(1)	894.0	916.9	871.2
Gross flows (C$ billions)(1)	39.7	46.9	37.2
Net flows (C$ billions)(1)	(25.4)	(1.2)	(28.5)
MFS (US$ millions)
Underlying net income(1)	224	215	216
Add: MFS shares owned by management	—	(2)	—
Other	(8)	—	—
Reported net income - Common shareholders	216	213	216
Pre-tax net operating margin for MFS(1)	40.0%	39.2%	40.5%
Average net assets (US$ billions)(1)	652.9	642.6	630.5
Assets under management (US$ billions)(1)(4)	651.4	658.7	605.9
Gross flows (US$ billions)(1)	28.5	34.1	26.6
Net flows (US$ billions)(1)	(18.2)	(0.9)	(20.4)
Asset appreciation (depreciation) (US$ billions)	11.0	24.1	(19.1)
SLC Management (C$ millions)
Underlying net income(1)	58	54	59
Add: Market-related impacts	(16)	(2)	(14)
Acquisition, integration and restructuring(2)(3)	(19)	(21)	(14)
Intangible asset amortization	(7)	(8)	(6)
Reported net income - Common shareholders	16	23	25
Fee-related earnings(1)	99	78	79
Pre-tax fee-related earnings margin(1)(5)	27.5%	26.0%	23.0%
Pre-tax net operating margin(1)(5)	26.9%	27.5%	21.1%
Assets under management (C$ billions)(1)	260.0	258.9	250.1
Gross flows - AUM (C$ billions)(1)	10.7	8.9	16.8
Net flows - AUM (C$ billions)(1)	5.9	5.2	14.1
Fee earning assets under management ("FE AUM") (C$ billions)(1)	199.7	199.5	192.7
Gross flows - FE AUM (C$ billions)(1)	10.5	7.8	8.6
Net flows - FE AUM (C$ billions)(1)	6.7	4.9	6.5
Assets under administration ("AUA") (C$ billions)(1)	18.5	18.0	15.9
Capital raising (C$ billions)(1)	6.4	5.6	10.2
Deployment (C$ billions)(1)	10.6	7.4	6.3
(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $15 million in Q4'25 (Q3'25 - $12 million; Q4'24 - $13 million).
(3)Reflects changes in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates - an increase of $4 million in Q4'25 (Q3'25 - $nil; Q4'24 - a decrease of $10 million). For additional information, refer to Note 5 and Note 11 of our 2025 Annual Consolidated Financial Statements.
(4)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. GAAP assets and liabilities as at December 31, 2025.
(5)Based on a trailing 12-month basis. For more details, see section H - Non-IFRS Financial Measures in this document.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    19

Profitability
Quarterly Comparison - Q4'25 vs. Q4'24
Asset Management underlying net income of $370 million increased $10 million or 3% driven by:
•MFS up $11 million (up $8 million on a U.S. dollar basis): Higher fee income from higher ANA partially offset by higher expenses. Pre-tax net operating profit margin(1) was 40.0% for Q4'25, compared to 40.5% in the prior year.
•SLC Management down $1 million: Higher fee-related earnings offset by lower net seed investment income. Fee-related earnings(1) increased 25% driven by capital raising and higher property management fees. Fee-related earnings margin(1) was 27.5% for Q4'25, compared to 23.0% in the prior year.

Reported net income of $318 million decreased $8 million or 2%.

Foreign exchange translation led to a decrease of $1 million in underlying net income and reported net income, respectively.

Growth
2025 vs. 2024
Asset Management AUM of $1,154.0 billion increased $32.7 billion or 3% from December 31, 2024 driven by:

•Net asset value changes of $80.2 billion; partially offset by
•Net outflows of $39.9 billion; and
•Client distributions of $7.6 billion.

MFS' AUM increased US$45.6 billion or 8% from December 31, 2024, driven by:

•Increase in asset values from higher equity markets of US$87.1 billion, partially offset by net outflows of US$41.5 billion.

SLC Management's AUM increased $9.9 billion or 4% from December 31, 2024 driven by:

•Net inflows of $18.2 billion partially offset by Client distributions of $7.6 billion and asset value changes of $0.7 billion.
•Net inflows were comprised of capital raising and Client contributions, totaling $34.9 billion, partially offset by outflows of
$16.7 billion.

SLC Management's FE AUM increased $7.0 billion or 4% from December 31, 2024, driven by:

•Net inflows of $25.8 billion partially offset by Client distributions of $13.4 billion and asset value changes of $5.5 billion.
•Net inflows were comprised of capital deployment and Client contributions, totaling $39.3 billion, partially offset by outflows of $13.4 billion.

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
20    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

2. Canada

	Quarterly results
($ millions)	Q4'25	Q3'25	Q4'24
Asset management & wealth(1)	142	120	101
Group - Health & Protection(1)	155	197	153
Individual - Protection(1)	120	105	112
Underlying net income(1)	417	422	366
Add: Market-related impacts	(92)	(8)	(106)
Assumption changes and management actions	(6)	6	(1)
Intangible asset amortization	(7)	(6)	(6)
Other	(5)	—	—
Reported net income - Common shareholders	307	414	253
Underlying ROE (%)(1)	30.1%	29.2%	23.0%
Reported ROE (%)(1)	22.2%	28.6%	15.9%
Asset management gross flows & wealth sales(1)	7,232	4,076	4,938
Group - Health & Protection sales(1)	95	98	88
Individual - Protection sales(1)	133	130	142

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2025 Annual MD&A.

Profitability
Quarterly Comparison - Q4'25 vs. Q4'24
Underlying net income of $417 million increased $51 million or 14%, driven by:

•Asset management & wealth up $41 million: Improved credit experience and higher fee income from higher AUM.
•Group - Health & Protection up $2 million: Business growth and favourable mortality experience mostly offset by less favourable morbidity experience.
•Individual - Protection up $8 million: Favourable insurance experience.

Reported net income of $307 million increased $54 million or 21%, driven by the increase in underlying net income and market-related impacts primarily reflecting improved interest rate impacts partially offset by unfavourable other market-related impacts.

Growth
Quarterly Comparison - Q4'25 vs. Q4'24
Canada's sales included:

•Asset management gross flows & wealth sales of $7.2 billion were up 46%, driven by GRS and higher mutual fund sales in Individual Wealth. GRS sales reflect strong defined benefit solution sales combined with timing of large case sales compared to the prior year, higher defined contribution sales from large case sales, and increased rollover volumes.
•Group - Health & Protection sales of $95 million were up 8%, reflecting higher health product sales.
•Individual - Protection sales of $133 million were down 6%, reflecting a combination of lower participating life sales and strong non-participating life sales.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    21

3. U.S.

	Quarterly results
(US$ millions)	Q4'25	Q3'25	Q4'24
Group - Health & Protection(1)	109	63	82
Individual - Protection(1)	41	44	33
Underlying net income(1)	150	107	115
Add: Market-related impacts	(17)	27	(39)
Assumption changes and management actions	(4)	(39)	—
Acquisition, integration and restructuring(2)	(22)	(9)	(9)
Intangible asset amortization	(14)	(14)	(16)
Other	—	—	(52)
Reported net income (loss) - Common shareholders	93	72	(1)
Underlying ROE (%)(1)	12.3%	8.8%	9.5%
Reported ROE (%)(1)	7.6%	5.9%	(0.1)%
After-tax profit margin for Group Benefits (%)(1)(3)	7.5%	6.9%	8.3%
Group - Health & Protection sales(1)	1,206	273	830

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2025 Annual MD&A.
(2)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(3)Based on underlying net income, on a trailing four-quarter basis. For more details, see section H - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4'25 vs. Q4'24
Underlying net income of US$150 million increased US$35 million or 30%, driven by:

•Group - Health & Protection up US$27 million: Higher Group Benefits results primarily reflecting improved medical stop-loss morbidity experience, partially offset by higher distribution costs.
•Individual - Protection up US$8 million: Favourable mortality experience.

Reported net income was US$93 million compared to reported net loss of US$1 million in the prior year, driven by the increase in underlying net income, market-related impacts primarily reflecting improved interest rate impacts, and a prior year provision in Dental, partially offset by DentaQuest acquisition, integration and restructuring costs.

Foreign exchange translation had no significant impact to the change in underlying net income and reported net income, respectively.

Growth
Quarterly Comparison - Q4'25 vs. Q4'24
U.S. group sales of US$1,206 million were up 45% primarily driven by medical stop-loss and large case employee benefits sales in Group Benefits, and higher Medicaid sales in Dental.

22    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

4. Asia

	Quarterly results
($ millions)	Q4'25	Q3'25	Q4'24
Asset management & wealth(1)	22	30	25
Individual - Protection(1)(2)(3)	185	196	150
Underlying net income(1)	207	226	175
Add: Market-related impacts	(43)	(44)	16
Assumption changes and management actions	(19)	33	13
Acquisition, integration and restructuring	(10)	162	(5)
Intangible asset amortization	(4)	(4)	(188)
Reported net income - Common shareholders	131	373	11
Underlying ROE (%)(1)	14.3%	16.2%	12.6%
Reported ROE (%)(1)	9.1%	26.8%	0.8%
Asset management gross flows & wealth sales(1)	2,224	2,193	2,053
Individual - Protection sales(1)	894	857	601
Group - Health & Protection sales(1)(2)	26	25	21
New business CSM(2)	300	322	201

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2025 Annual MD&A.
(2)In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection.
(3)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.

Profitability
Quarterly Comparison - Q4'25 vs. Q4'24
Underlying net income of $207 million increased $32 million or 18%, driven by:

•Asset management & wealth down $3 million: Lower fee income related to the transitioning of the administration business to the centralized eMPF platform in Hong Kong.
•Individual - Protection(1) up $35 million: Continued strong sales momentum and in-force business growth across most markets, favourable mortality experience in High Net Worth, higher investment earnings, and lower expenses, partially offset by lower contributions from joint ventures and unfavourable credit experience

Reported net income of $131 million increased $120 million, driven by the increase in underlying net income and a prior year impairment charge on an intangible asset related to bancassurance in Vietnam, partially offset by unfavourable market-related and ACMA impacts. The market-related impacts were primarily from unfavourable interest rate and other market-related impacts, partially offset by improved equity market impacts.

Foreign exchange translation led to a decrease of $2 million in underlying net income and a decrease of $1 million in reported net income.

Growth
Quarterly Comparison - Q4'25 vs. Q4'24
Asia's sales included:

•Individual sales of $894 million were up 50%(2), driven by:
◦Higher sales in Hong Kong from growth across all channels; and
◦Higher sales in India and Indonesia primarily from the bancassurance channel; partially offset by
◦Lower sales in High Net Worth from the broker channel.
•Asset management gross flows & wealth sales of $2,224 million were up 12%(2), driven by higher fixed income and equity fund sales in India, partially offset by lower fixed income fund sales in the Philippines.
New business CSM of $300 million, was up from $201 million in the prior year, driven by higher sales in Hong Kong. Despite strong competition, Hong Kong maintained strong margins, although reduced from the prior year.

(1)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(2)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
H - Non-IFRS Financial Measures in this document.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    23

5. Corporate

	Quarterly results
($ millions)	Q4'25	Q3'25	Q4'24
Corporate expenses & other(1)	(110)	(98)	(97)
Underlying net income (loss)(1)	(110)	(98)	(97)
Add: Market-related impacts	(9)	3	(15)
Acquisition, integration and restructuring	(4)	—	—
Other	(44)	—	(234)
Reported net income (loss) - Common shareholders	(167)	(95)	(346)

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2025 Annual MD&A.

Profitability
Quarterly Comparison - Q4'25 vs. Q4'24
Underlying net loss was $110 million compared to underlying net loss of $97 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net loss was $167 million compared to reported net loss of $346 million in the prior year, driven by changes in tax-exempt investment income(1) reflecting higher losses in the prior year, partially offset by the change in underlying net loss.

Foreign exchange translation had no significant impact to the change in underlying net income and led to an increase of $3 million in reported net income

(1)Q4'25 results reflect lower than expected tax-exempt investment income of $44 million (Q4'24 - lower than expected tax-exempt investment income of $234 million).
24    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

H. Non-IFRS Financial Measures

1. Common Shareholders' View of Reported Net Income
The following table provides the reconciliation of the Drivers of Earnings ("DOE") analysis to the Statement of Operations total net income. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

($ millions)	Q4'25
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	859	(28)	831	82	(9)	904
Net investment result	429	(189)	240	7	45	292
Assumption changes and management actions(3)		(35)	(35)	—	35
Fee income:
Asset Management	527	(78)	449		(449)
Other fee income	114	—	114	(7)	2,318	2,425
Fee income						2,425
Other expenses	(485)	(71)	(556)	—	(1,939)	(2,495)
Income before taxes	1,444	(401)	1,043	82	1	1,126
Income tax (expense) benefit	(307)	22	(285)	(31)	—	(316)
Total net income	1,137	(379)	758	51	1	810
Allocated to Participating and NCI(4)	(23)	7	(16)	(51)	(1)	(68)
Dividends and Distributions(5)	(20)		(20)	—	—	(20)
Underlying net income(1)	1,094
Reported net income - Common shareholders		(372)	722	—	—	722

($ millions)	Q3'25
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	797	—	797	84	(46)	835
Net investment result	418	150	568	5	95	668
Assumption changes and management actions(3)		(18)	(18)	—	18
Fee income:
Asset Management	480	(45)	435		(435)
Other fee income	126	—	126	(5)	2,138	2,259
Fee income						2,259
Other expenses	(483)	(70)	(553)	—	(1,762)	(2,315)
Income before taxes	1,338	17	1,355	84	8	1,447
Income tax (expense) benefit	(259)	36	(223)	(37)	—	(260)
Total net income	1,079	53	1,132	47	8	1,187
Allocated to Participating and NCI(4)	(12)	6	(6)	(47)	(8)	(61)
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	1,047
Reported net income - Common shareholders		59	1,106	—	—	1,106
(1)For a breakdown of non-underlying adjustments made to arrive at underlying net income as well as the underlying DOE analysis, see the heading "Underlying Net Income and Underlying EPS" below.
(2)Removes the components attributable to the participating policyholders.
(3)Certain amounts within the Drivers of Earnings are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. For more details, refer to "Drivers of Earnings" in section 3 - Additional Non-IFRS Financial Measures below. Further, in this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, Note 10.B.v of the 2025 Annual Consolidated Financial Statements shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.
(4)Allocated to equity in the participating account and attributable to non-controlling interests.
(5)Dividends on preferred shares and distributions on other equity instruments.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    25

($ millions)	Q4'24
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	735	—	735	75	14	824
Net investment result	402	(205)	197	(166)	140	171
Assumption changes and management actions(3)		13	13	—	(13)
Fee income:
Asset Management	505	(59)	446		(446)
Other fee income	91	—	91	(6)	2,265	2,350
Fee income						2,350
Other expenses	(513)	(342)	(855)	—	(1,901)	(2,756)
Income before taxes	1,220	(593)	627	(97)	59	589
Income tax (expense) benefit	(212)	(142)	(354)	(18)	—	(372)
Total net income	1,008	(735)	273	(115)	59	217
Allocated to Participating and NCI(4)	(23)	7	(16)	115	(59)	40
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	965
Reported net income - Common shareholders		(728)	237	—	—	237
Refer to the footnotes on the previous page

2. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:

•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:

i)MFS shares owned by management;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section M - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the 2025 Annual MD&A.

26    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, after-tax)	Q4'25	Q3'25	Q4'24	2025	2024
Underlying net income	1,094	1,047	965	4,201	3,856
Market-related impacts
Equity market impacts	5	29	(15)	(14)	25
Interest rate impacts(1)	(126)	15	(86)	(148)	(60)
Impacts of changes in the fair value of investment properties (real estate experience)	(58)	(58)	(78)	(219)	(338)
Add: Market-related impacts	(179)	(14)	(179)	(381)	(373)
Add: Assumption changes and management actions	(31)	(13)	11	(45)	56
Other adjustments
MFS shares owned by management	1	(3)	—	2	(22)
Acquisition, integration and restructuring(2)(3)(4)(5)(6)(7)	(63)	128	(30)	(27)	140
Intangible asset amortization(8)(9)	(40)	(39)	(223)	(215)	(332)
Other(10)(11)(12)(13)(14)	(60)	—	(307)	(63)	(276)
Add: Total of other adjustments	(162)	86	(560)	(303)	(490)
Reported net income - Common shareholders	722	1,106	237	3,472	3,049
Underlying EPS (diluted) ($)	1.96	1.86	1.68	7.45	6.66
Add: Market-related impacts ($)	(0.32)	(0.03)	(0.31)	(0.68)	(0.65)
Assumption changes and management actions ($)	(0.06)	(0.02)	0.02	(0.08)	0.10
MFS shares owned by management ($)	—	(0.01)	—	—	(0.04)
Acquisition, integration and restructuring ($)	(0.11)	0.23	(0.05)	(0.05)	0.24
Intangible asset amortization ($)	(0.07)	(0.07)	(0.39)	(0.38)	(0.57)
Other ($)	(0.11)	—	(0.54)	(0.12)	(0.48)
Impact of convertible securities on diluted EPS ($)	—	0.01	—	0.01	—
Reported EPS (diluted) ($)	1.29	1.97	0.41	6.15	5.26

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $15 million in Q4'25 and $56 million in 2025 (Q3'25 - $12 million; Q4'24 - $13 million; 2024 - $76 million).
(3)Reflects an increase of $4 million in Q4'25 and an increase of $4 million in 2025 in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates (Q3'25 - $nil; Q4'24 - a decrease of $10 million; 2024 - a decrease of $344 million). For additional information, refer to Note 5 and Note 11 of our 2025 Annual Consolidated Financial Statements.
(4)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(5)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, in Q2'24, we sold an additional 0.2% of our ownership interest.
(6)Q2'24 includes a restructuring charge of $108 million in the Corporate business group.
(7)On July 15, 2025, we acquired an additional interest in Bowtie Life Insurance Company Limited ("Bowtie"), which increased our ownership interest, excluding dilution, by approximately 11% and resulted in a total ownership interest of 55.8%. Total consideration was cash of $55 million. Our previously held interest in Bowtie was remeasured to its fair value, which resulted in a gain of $176 million recognized in reported net income in Q3'25 ("gain from increased ownership interest in Bowtie"). For additional information, refer to Note 3 of our 2025 Annual Consolidated Financial Statements.
(8)Includes an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors in Q4'24.
(9)Includes an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract in Q2'25.
(10)Includes the early termination of a distribution agreement in Asset Management in Q1'24.
(11)Includes a Pillar Two global minimum tax adjustment in Q2'24. For additional information, refer to Note 19 of our 2024 Annual Consolidated Financial Statements and section D - Profitability in the 2024 Annual MD&A.
(12)Includes a non-recurring provision in U.S. Dental in Q4'24.
(13)Includes lower than expected tax-exempt investment income of $49 million in Q4'25 (Q4'24 - lower than expected tax-exempt investment income of $234 million).
(14)Includes a tax impact in MFS in Q4'25 from changes to U.S. tax legislation. For more details, see section C - Profitability in this document.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    27

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions)	Q4'25	Q3'25	Q4'24	2025	2024
Underlying net income (after-tax)	1,094	1,047	965	4,201	3,856
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(210)	(26)	(221)	(451)	(428)
Assumption changes and management actions(1)	(35)	(18)	13	(54)	86
Other adjustments	(149)	67	(378)	(376)	(345)
Total underlying net income adjustments (pre-tax)	(394)	23	(586)	(881)	(687)
Add: Taxes related to underlying net income adjustments	22	36	(142)	152	(120)
Reported net income - Common shareholders (after-tax)	722	1,106	237	3,472	3,049
(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, Note 10.B.v of the 2025 Annual Consolidated Financial Statements shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

3. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section M - Non-IFRS Financial Measures in the 2025 Annual MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections E - Growth - 2 - Assets Under Management and M - Non-IFRS Financial Measures in the 2025 Annual MD&A.

	Quarterly results
($ millions)	Q4'25	Q4'24
Assets under management
General fund assets	231,889	221,935
Segregated funds	166,566	148,786
Third-party AUM(1)	1,258,681	1,216,952
Consolidation adjustments(1)(2)	(52,272)	(45,057)
Total assets under management(2)	1,604,864	1,542,616

(1)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in the 2025 Annual MD&A.
(2)Prior period amounts have been updated.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at December 31, 2025	As at December 31, 2024
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	1,859	479
Debt securities(1)	537	780
Equity securities(2)	—	112
Sub-total	2,396	1,371
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	(17)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	2,396	1,354

(1)Includes publicly traded bonds.
(2)Includes exchange traded fund ("ETF") Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

28    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management
($ millions)	Q4'25	Q3'25	Q4'24
Fee income (per IFRS)	559	447	572
Less: Non-fee-related revenue adjustments(1)(2)	225	127	242
Fee-related revenue	334	320	330
Total expenses (per IFRS)	545	435	509
Less: Non-fee-related expense adjustments(2)(3)	310	193	258
Fee-related expenses	235	242	251
Fee-related earnings	99	78	79
Add: Investment income (loss) and performance fees(4)	126	35	60
Add: Interest and other(5)	(112)	(21)	(36)
Operating income	113	92	103

(1)Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
(2)Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
(3)Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
(4)Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to the underlying results of our seed investments. As such, we have excluded non-underlying market-related impacts as well as the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS. The reconciliation is as follows (amounts have been adjusted for rounding):

($ millions)	Q4'25	Q3'25	Q4'24
Net investment income (loss) (per IFRS)	19	42	37
Less: Market-related impacts and Other - Investment income (loss)	(3)	10	(2)
Add: Investment income (loss) and performance fees - fee income	104	3	21
Investment income (loss) and performance fees	126	35	60
(5)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding MFS shares owned by management and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS
(US$ millions)	Q4'25	Q3'25	Q4'24	2025	2024
Revenue
Fee income (per IFRS)	877	870	855	3,385	3,370
Less: Commissions	99	99	100	386	399
Less: Other(1)	(14)	(14)	(14)	(57)	(57)
Adjusted revenue	792	785	769	3,056	3,028
Expenses
Expenses (per IFRS)	592	603	583	2,370	2,391
Net investment (income)/loss (per IFRS)	(17)	(17)	(19)	(69)	(95)
Less: MFS shares owned by management (net of NCI)(2)	8	11	10	33	57
Compensation-related equity plan adjustments	10	11	10	30	36
Commissions	99	99	100	386	399
Other(1)	(17)	(12)	(13)	(58)	(51)
Adjusted expenses	475	477	457	1,910	1,855
Pre-tax net operating margin	40.0%	39.2%	40.5%	37.5%	38.7%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)Excluding non-controlling interest. For more information on MFS shares owned by management, see the heading Underlying Net Income and Underlying EPS.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    29

4. Reconciliations of Select Non-IFRS Financial Measures

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q4'25
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	370	417	210	207	(110)	1,094
Add: Market-related impacts (pre-tax)	(22)	(108)	(21)	(46)	(13)	(210)
Assumption changes and management actions (pre-tax)	—	(8)	(6)	(21)	—	(35)
Other adjustments (pre-tax)	(49)	(9)	(69)	(17)	(5)	(149)
Tax expense (benefit)	19	15	19	8	(39)	22
Reported net income (loss) - Common shareholders	318	307	133	131	(167)	722
	Q3'25
Underlying net income (loss)	350	422	147	226	(98)	1,047
Add: Market-related impacts (pre-tax)	(3)	(15)	47	(57)	2	(26)
Assumption changes and management actions (pre-tax)	—	8	(61)	35	—	(18)
Other adjustments (pre-tax)	(36)	(8)	(45)	156	—	67
Tax expense (benefit)	5	7	10	13	1	36
Reported net income (loss) - Common shareholders	316	414	98	373	(95)	1,106
	Q4'24
Underlying net income (loss)	360	366	161	175	(97)	965
Add: Market-related impacts (pre-tax)	(18)	(142)	(74)	27	(14)	(221)
Assumption changes and management actions (pre-tax)	—	(1)	(1)	15	—	13
Other adjustments (pre-tax)	(34)	(8)	(143)	(193)	—	(378)
Tax expense (benefit)	18	38	50	(13)	(235)	(142)
Reported net income (loss) - Common shareholders	326	253	(7)	11	(346)	237

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q4'25		Q3'25		Q4'24
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	312	58	296	54	301	59
Add: Market-related impacts (pre-tax)	—	(22)	—	(3)	—	(18)
Other adjustments (pre-tax)	5	(54)	1	(37)	4	(38)
Tax expense (benefit)	(15)	34	(4)	9	(4)	22
Reported net income (loss) - Common shareholders	302	16	293	23	301	25

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q4'25		Q3'25		Q4'24
(US$ millions)	U.S.	MFS	U.S.	MFS	U.S.	MFS
Underlying net income (loss)	150	224	107	215	115	216
Add: Market-related impacts (pre-tax)	(19)	—	34	—	(52)	—
Assumption changes and management actions (pre-tax)	(4)	—	(45)	—	—	—
Other adjustments (pre-tax)	(49)	3	(31)	1	(103)	3
Tax expense (benefit)	15	(11)	7	(3)	39	(3)
Reported net income (loss) - Common shareholders	93	216	72	213	(1)	216

30    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE

Underlying Net Income to Reported Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our underlying net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24	Q3'24	Q2'24	Q1'24
Underlying net income (loss) for U.S. Group Benefits	92	71	121	105	62	118	124	118
Add: Market-related impacts (pre-tax)	—	5	(1)	8	(18)	17	(11)	(8)
Assumption change and management actions (pre-tax)	—	1	—	—	—	8	—	—
Other adjustments (pre-tax)	(4)	(4)	(4)	(4)	(5)	(5)	(6)	(7)
Tax expense (benefit)	1	—	1	(1)	5	(4)	3	3
Reported net income (loss) - Common shareholders	89	73	117	108	44	134	110	106

I. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to expected impact of the new structure of our asset management pillar; (iv) relating to the expected impact of certain proposed tax changes in the 2025 Canadian Federal Budget on our consolidated financial statements; (v) relating to the expected impact of certain tax provisions in the 2025 Budget Reconciliation Act on our consolidated financial statements; (vi) relating to the expected use of net proceeds from the September 2025 Debenture Offering and the December 2025 Debenture Offering; (vii) that are predictive in nature or that depend upon or refer to future events or conditions; and (viii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the 2025 Annual MD&A under the headings D - Profitability - 5 - Income taxes, G - Financial Strength and K - Risk Management and in SLF Inc.’s 2025 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2025    31

Earnings Conference Call
The Company's Q4'25 financial results will be reviewed at a conference call on Thursday, February 12, 2026, at 11:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q4'26 period end.

Media Relations:	Investor Relations:
media.relations@sunlife.com	investor_relations@sunlife.com

32    Sun Life Financial Inc.     Fourth Quarter 2025        EARNINGS NEWS RELEASE